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Mr. Brion R. Thompson	VIENNA

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Fiduciary/Claymore MLP Opportunity Fund
(File Nos. 333-148949 & 811-21652)

Dear Mr. Thompson:

We are in receipt of your letter, dated February 28, 2008, which, together with your related telephonic comments, set forth your comments to the registration statement on Form N-2 filed by Fiduciary/Claymore MLP Opportunity Fund (the “Fund”) on January 30, 2008 (the “Registration Statement”).  We have considered your comments to the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below.

These changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about March 24, 2009 and will be marked to show all changes made since the initial filing of the Registration Statement.

GENERAL

1.           Our records indicate that the fund has not made any filings with the Commission regarding its fidelity bond coverage since January 13, 2006. Please demonstrate to us that the fund has maintained continuous fidelity bond coverage. Further, please provide us with the most recent resolution of the majority of the fund’s board of trustees who are not “interested persons” approving the form and amount of the fidelity bond. See Section 17(g) of the Investment Company Act and Rule 17g-1 thereunder.

The Fund hereby confirms that it has maintained continuous fidelity bond coverage since its inception as required by Section 17(g) of the Investment Company Act and Rule 17g-1 thereunder.  The most recent copy of the Fund’s fidelity bond was filed via EDGAR on June 6, 2008 and amended on June 11, 2008 and November 18, 2008.  A copy of the resolutions of a majority of the fund’s board of trustees who are not “interested persons” approving the form and amount of the fidelity bond is attached hereto as Appendix A.

PROSPECTUS

Cover Page

2.           Please revise the last sentence of the Investment Parameters section to clarify that the fund’s strategy of writing (selling) covered call options on common stocks within its portfolio is designed to achieve gains and is not designed to achieve current income. Make similar changes where appropriate throughout the registration statement.

The Fund has revised disclosure throughout the Registration Statement to state that “[t]o seek to generate current gains, the Fund may employ an option strategy of writing (selling) covered call options on common stocks held in the Fund’s portfolio.”

Prospectus Summary — Portfolio Investment Parameters, page 4

3.           Please revise the third sentence to clarify that “MLP Affiliates” will only include affiliates of MLPs that own primarily general partner interests, subordinated interests, registered or unregistered common units, or other limited partner units in an MLP.

As disclosed in the Prospectus, under normal market conditions, the Fund invests at least 80% of its Managed Assets in MLP entities, which includes MLPs and MLP Affiliates.  MLP Affiliates are defined as “affiliates of MLPs that own general partner interests or, in some cases, subordinated units, registered or unregistered common units, or other limited partner units in an MLP.”  As defined, MLP Affiliates include closely related entities that themselves hold equity interests in MLPs, subordinated debt of MLPs and interests in the general partner of an MLP (for which the principal source of revenue is typically fees and other payments by the MLP).  The Fund believes that the securities of MLP Affiliates have economic characteristics similar to securities issued by MLPs.

This definition of MLP Affiliates is consistent with other closed-end funds with similar investment policies.  For example, Kayne Anderson MLP Investment Company, invests at least 85% of its assets in “master-limited partnerships and their affiliates” and defines “MLP affiliates” to include “entities that own general partner interests or, in some cases, subordinated units, registered or unregistered common units or other limited partner interests in an MLP.”   See Kayne Anderson MLP Investment Company, File No. 811-21593.

Accordingly, we do not believe that the disclosure in the Fund’s Registration Statement requires revision.

Prospectus Summary —Distributions, page 11

4.           This section states that the fund intends to make distributions to shareholders on a quarterly basis. Please furnish us with a representation that the fund will disclose estimates of the tax characterizations of its quarterly distributions in its semi-annual reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the fund’s distributions in its semi-annual reports will alert shareholders to potential, year-end tax consequences.

The Fund confirms that as required by Section 7.82 of the AICP Audit Guide for Investment Companies, if management of the Fund determines that a tax return of capital is likely to occur for the Fund’s fiscal year, although the exact amount may not be estimable, that fact will be disclosed in a note to the Fund’s interim financial statements.  To the extent that the amount of such tax return of capital can be reasonably estimated by management of the Fund, such estimate will be disclosed in the notes to the Fund’s interim financial statements.  To the extent that the amount of such tax return of capital cannot be reasonably estimated by management of the Fund, a statement to that effect will be included in the notes to the Fund’s interim financial statements.

5.           Please inform us whether the fund intends to report distribution yield. If the fund intends to report distribution yield at any point prior to finalizing its tax figures, the fund should estimate the portion of the distribution yield that results from return of capital and exclude this amount from the distribution yield. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

The Fund reports its current distribution rate on its website.  This rate, the calculation of which can be verified by investors using the Fund’s quarterly dividend per share and current share price, is accompanied by the following footnote disclosure:

“Latest declared quarterly dividend per share annualized and divided by the current share price. To the extent any portion of the current distribution is estimated to be sourced from something other than income, such as return of capital, the source would be disclosed on a Section 19a-1 letter located under the ‘Fund News’ section of the ‘News & Literature’ section of the Fund’s website. The distribution rate may include net investment income, capital gains and/or return of capital. The distribution rate alone is not indicative of Fund performance.”

The Fund believes that this disclosure provides shareholders with adequate information regarding the characteristics of the Fund’s distributions.  As described in the above disclosure, the Fund’s Section 19a-1 letters are available to investors on the Fund’s website.  Pursuant to these letters, investors can learn the percentage of the Fund’s most recent distribution and several previous distributions classified as “return of capital.”

The Fund respectfully submits that subtracting from the Fund’s reported distribution rate the portion of the Fund’s distributions will be classified as return of capital, would be potentially misleading to investors.  The Fund is one of a small universe of registered investment companies that invests its assets primarily in securities of master-limited partnerships (“MLPs”).  As stated in the Fund’s Registration Statement, and as was stated in the Fund’s initial public offering prospectus:

The Fund’s investment objective is to provide a high level of after-tax total return with an emphasis on current distributions paid to shareholders. The “total return” sought by the Fund includes appreciation in the net asset value of the Fund’s Common Shares and all distributions made by the Fund to its Common Shareholders, regardless of the tax characterization of such distributions. The Fund has been structured to seek to provide an efficient vehicle through which its shareholders may invest in a portfolio of publicly traded securities of master limited partnerships (“MLPs”) and MLP Affiliates (as defined below) (collectively with MLPs, “MLP entities”). MLPs combine the tax benefits of limited partnerships with the liquidity of publicly traded securities. The Fund believes that as a result of the tax characterization of cash distributions made by MLPs to their investors (such as the Fund) a significant portion of the Fund’s income will be tax-deferred, which will allow distributions by the Fund to its shareholders to include high levels of tax-deferred income.

Among the tax benefits of MLPs is the flow-through to their investors (such as the Fund) of non-cash deductions for items such as depreciation and depletion.  As a result, MLPs typically generate cash that is distributed to their investors which, for tax purposes, is treated as a return of capital rather than income, as a result of these offsetting tax deductions.  The Fund, as a taxable corporation rather than a regulated investment company for tax purposes, receives these cash returns on its investments in MLPs, but such cash returns typically are not classified as current income to the Fund.  As  a result,  substantially all of the Fund’s distributions of these cash returns on its MLP investments are typically classified as “return of capital.”  The Fund’s most recent Section 19a-1 Letter discloses that “[t]he Fund currently anticipates that…  100%, of this distribution will be classified as a return of capital.”

Unlike a traditional “return of capital” by a closed-end fund, however, these distributions do not represent an erosion of shareholders’ equity invested in the Fund.  Accordingly, we believe that the Fund’s present presentation methodology of its distribution rate is appropriate.

6.           Disclosure in the last paragraph of the Distributions section on pages 55-56 of the prospectus states that, in order to maintain stable distributions, the fund may have to sell a portion of its investment portfolio to make distributions at a time when independent investment judgment might not dictate such action. If the fund expects that it will be selling securities in order to realize gains to distribute to shareholders, please disclose this as a part of its investment strategy and also disclose, as a risk, the impact such selling may have on the fund’s long-term returns.

While the Fund is permitted to sell portfolio securities to make distributions, the Fund has no present expectation that it will do so, other than in connection with the Fund’s covered call option writing strategy, and does not believe that the sale of portfolio securities in connection with payment of distributions constitutes a principal part of the Fund’s investment strategy or principal risk of investing in the Fund. Therefore, the Fund respectfully submits that no further disclosure is required.

Summary of Fund Expenses, page 25

7.           Subsequent disclosure in the prospectus states that the fund may invest in other open- or closed-end investment companies. Please add a line item to the Annual Expenses portion of the fee table estimating the expenses of the fund’s anticipated investments in other investment companies. See Instruction 10 to Item 3.1 of Form N-2.

Expenses associated with the Fund’s investments, if any, in other investment companies do not exceed 0.01%.  Therefore, the Fund has omitted the line item “Acquired Fund Fees and Expenses” pursuant to Instruction 10.a to Item 3.1 of Form N-2.

8.           Disclosure in the fund’s financial statements indicates that the fund has incurred Current Income Tax Expense (Benefit) and Deferred Income Tax Expense. Please disclose each of these expenses in a separate line to Annual Expenses portion of the fee table. See Kayne Anderson MLP Investment Company, File No. 811-21593.

The Fund has added a footnote to the line item “Total Annual Expenses” indicating that such amount is exclusive of current and deferred income tax expense (benefit) and has added footnote disclosure setting forth the Fund’s annual expenses as a percentage of net assets attributable to common shares inclusive of current and deferred income tax expense (benefit).

Unlike other items set forth in the expense table, current and deferred income tax expense (benefit) are not typical operational expenses that are either contractual (such as the investment advisory fee) or that can be reliably predicted from year to year (such as custodial and brokerage expenses, and trustees’ fees).  Instead, current and deferred income tax expense (benefit) are dependent upon the Fund’s net investment losses and realized and unrealized gains on investments, such expenses may vary greatly from year to year depending on the nature of the Fund’s investments, the performance of those investments and general market conditions.  In addition, unlike typical operational expenses, the actual amount of tax expense (benefit) in any fiscal period will bear little relationship to the amount indicated by the current and deferred income tax expense (benefit) estimate.  Actual income tax expense (benefit), if any, will be incurred over many years, depending on if and when investment gains are realized, the then-current basis of the Fund’s assets, the level of net loss carry-forwards and other factors.

Therefore, the Fund’s believes that including current and deferred income tax expense (benefit) as line items in the expense table could be potentially misleading to investors, as the “expenses” attributable to financial statement adjustments resulting from market movements would likely vary significantly from year to year. For example, for the fiscal year ended November 30, 2007, the Fund incurred current and deferred tax expense of 4.12%, whereas for the fiscal year ended November 30, 2008, the Fund incurred current and deferred tax benefit of 22.03%.  Since current and deferred income tax expense (benefit) could vary significantly from year to year depending on the investment performance of the Fund, the Fund believes that such an expense ratio reduced by deferred income tax benefit would be potentially misleading.  If the Fund were to include the current and deferred income tax expense (benefit) as a line item under “Annual Expenses” and present “Total Annual Expenses” net of current and deferred income tax expenses, the Fund’s “Total Annual Expenses” attributable to common shares for the fiscal year ended 2008 would be (28.58%) reflecting the large deferred tax benefit incurred by the Fund in 2008, whereas if the Fund were to present “Total Annual Expenses” exclusive of current and deferred income tax expense, “Total Annual Expenses” attributable to common shares would be 3.38%.  The Fund believes that such a presentation of “Total Annual Expenses” inclusive of current and deferred income tax expenses would fail to provide potential investors with a clear understanding of the likely expenses associated with an investment in the Fund going forward by significantly underestimating such expenses.

The Fund concurs with the Commission that information regarding the current and deferred income tax expense (benefit) is valuable information for shareholders and notes that such information will be set forth in the Fund’s financial highlights and financial statements included or incorporated by reference in the Registration Statement.   For the reasons set forth above, the Fund respectfully submits that if current and deferred income tax expense (benefit) is to be included under “Summary of Fund Expenses,” such information is best presented in a footnote to the expense table to reduce the possibility of misleading investors.

Finally, the Fund notes that certain other closed-end investment companies who invest in MLPs and have incurred current and deferred income tax expense (benefit) that have recently conducted common share offerings have not included current and deferred income tax expense (benefit) in the expense table.  See Cushing Total Return Fund registration statement on Form N-2 (File Nos. 333-154880 and 811-22072), effective February 6, 2009 .

Financial Highlights, page 26

9.           Our review of the fund’s financial highlights table for the period ending November 30, 2007 shows that interest and tax expense are excluded from the primary or first expense ratio shown in the table. Please revise the financial highlights table in this registration statement such that the primary expense ratio shows all expenses, including interest and tax expense.

For the reasons set forth above in the response to Comment 8, particularly that current and deferred income tax expense (benefit) are based on the Fund’s net investment losses and realized and unrealized gains on investments, current and deferred income tax expense (benefit) may vary greatly from year to year depending on the nature of the Fund’s investments and the performance of those investments, the Fund respectfully submits that the clearest presentation of the Fund’s operating expenses is to report first the expense ration exclusive of such expenses, followed by the expense ratio inclusive of such expenses.

Portfolio Management, page 54

10.         Please disclose Mr. Cunnane’s length of service as the fund’s portfolio manager. See Item 9.1.c. of Form N-2.

The Fund has added disclosure to state that Mr. Cunnane has been the Fund’s portfolio manager since the Fund’s inception.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions, page 14

11.         With respect to the Fund’s fundamental investment restriction #6, revise disclosure to clarify the Fund’s investment restriction in order to state an affirmative intent to concentration or not-concentrate with respect to the Fund’s direct investments and its investments in MLPs.

The Fund has revised the description of its investment restriction #6 so that such disclosure is consistent with the Fund’s policy of concentrating its investments in MLP entities in the in the industry or group of industries that constitute the energy sector.  As revised, investment restriction #6 states that the Fund shall not:

“Concentrate our investments in a particular ‘industry,’ as that term is used in the 1940 Act and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time; provided, however, that this concentration limitation does not apply to (a) our investments in MLP entities, which will be concentrated in the industry or group of industries that constitute the energy sector, (b) our investments in securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities or tax-exempt securities of state and municipal governments or their political subdivisions, (c) when the Fund has taken a temporary defensive position, or (d) as otherwise permitted by applicable law.”

Board Committees, page 19

12.         Please add disclosure to the section Board and Committee Meetings disclosing the number, if any, of Executive Committee meetings during the fund’s last fiscal year.

The Fund has added the requested disclosure.

Remuneration of Trustees and Officers, page 19

13.         Please disclose the number of investment companies in the Fund Complex. See Instruction 6 to item 18.13 of Form N-2.

The Fund has added the requested disclosure.

GENERAL COMMENTS

14.         Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

The Fund has complied with this comment by making consistent changes throughout the document.

15.         We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

The Fund is advised that additional comments may be provided on omitted disclosure items, information supplied supplementally or exhibits added in any further pre-effective amendment, and the Fund will respond to any such additional comments when and if made.

16.         If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

The Fund does not intends to omit information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act.

17.         Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

On May 18, 2004, the Adviser and certain closed-end funds advised by the Adviser filed an “Application for an Order Pursuant to Section 6(c) of the 1940 Act for Exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder.”  Although the Fund does not currently require exemptive relief to implement its distribution policy, the application requested that the exemptive relief sought apply to “each registered closed-end management investment company to be advised in the future” by the Adviser, and such exemptive relief, if granted, would therefore apply to the Fund.  On December 21, 2006, the Adviser received comments to the above-referenced Application.  As of the date hereof, the Adviser has not filed an amendment to such Application in response to the staff’s comments.

18.         Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

The Fund believes that these responses adequately address your comments in your letter dated February 28, 2008. As indicated above, the Fund anticipates filing Pre-Effective Amendment No. 1 to the Registration Statement on or about March 24, 2009.

19.         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Management of the Fund has reviewed the disclosure set forth in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.

*********

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570.

Sincerely,

/s/ Thomas A. Hale

Thomas A. Hale

APPENDIX A

Resolutions of the Board of Trustees of
Fiduciary/Claymore MLP Opportunity Fund

(Adopted April 23, 2008)

Ratification of Joint Fidelity Bond

RESOLVED, that the joint fidelity bond with ICI Mutual Insurance Company (the “Joint Fidelity Bond”), with a policy limit of $6,875,000, and an annual premium of $25,833, providing coverage for the Trusts, DCS, TYW, OLA, MCN, MZF, RYJ and GOF for the period from March 31, 2008 to March 31, 2009 be, and it hereby is, adopted and approved; and further

RESOLVED, that Joint Fidelity Bond premium shall be ratably allocated to the covered funds based upon the minimum amount of coverage required for each covered fund by Rule 17g-1 under the 1940 Act; and further

RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trusts is hereby designated as the officer of the Trusts who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and further

RESOLVED, that the proper officers of the Trusts be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1.

Approval of the Fidelity Bond Joint Insureds Agreement

RESOLVED, that the Fidelity Bond Joint Insureds Agreement by and among the Trusts, DCS, TYW, OLA, MCN, MZF, RYJ and GOF, providing for the allocation of premiums paid and coverage available under the Joint Fidelity Bond, substantially in the form presented to the Board, be and it hereby is, approved, together with such changes and modifications as the officers of the Trusts executing the same may approve, such execution being conclusive evidence of the approval of such changes and modifications by the Board.

A-1